UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5 – Exit Filing)*

TELLURIAN INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87968A104

(CUSIP Number)

Martin Houston Tellurian Inc. 1201 Louisiana Street, Suite 3100 Houston, TX 77002 (832) 962-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87968A104	Schedule 13D	Page 2 of 4

1	NAMES OF REPORTING PERSONS: Martin Houston
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 18,819,804[1]
	8	SHARED VOTING POWER: 1,300,000
	9	SOLE DISPOSITIVE POWER: 18,819,804[1]
	10	SHARED DISPOSITIVE POWER: 1,300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20,119,804[1,2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.91%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

1 Includes 650,000 shares held by T.B.D. MH Family Trust LLC, of which Mr. Houston is the sole member and has sole voting and dispositive power.

2 Includes 1,300,000 shares owned by Mr. Houston’s wife.

3 See Item 5 below. This constitutes an exit filing for Mr. Houston.

CUSIP No. 87968A104	Schedule 13D	Page 3 of 4

Introductory Note

This Amendment No. 5 to Schedule 13D (the “Fifth Amended Schedule 13D”) amends and supplements the Schedule 13D originally filed by Martin Houston on February 21, 2017 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed by Martin Houston on June 9, 2017, Amendment No. 2 to Schedule 13D filed by Martin Houston on April 16, 2019, Amendment No. 3 to Schedule 13D filed by Martin Houston on July 22, 2019 and Amendment No. 4 to Schedule 13D filed by Martin Houston on March 4, 2020 (the “Fourth Amended Schedule 13D”). Mr. Houston is filing this Fifth Amended Schedule 13D to report his gift (for no consideration) of shares of common stock, $0.01 par value per share (“Common Stock”), of Tellurian Inc., a Delaware corporation (the “Issuer”), held by Mr. Houston. Except as expressly set forth herein, there have been no changes in the information set forth in the Fourth Amended Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	Shares owned:

(i)	Amount beneficially owned: 20,119,804

(ii)	Percent of class: 4.91%[4]

(b)	Number of shares as to which Mr. Houston has:

(i)	Sole power to vote or direct to vote: 18,819,804[5]

(ii)	Shared power to vote or direct to vote: 1,300,000[6]

(iii)	Sole power to dispose or to direct the disposition of: 18,819,804[5]

(iv)	Shared power to dispose or to direct the disposition of: 1,300,000[6]

(c)	Below is a list of transactions with respect to shares of Common Stock that were effected by Mr. Houston during the past 60 days:

Date	Type	Price	Shares
04/23/2021	Gift	$0	150,000

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares being reported on this Fifth Amended Schedule 13D.

(e)	On or around April 23, 2021, Mr. Houston ceased to be the beneficial owner of more than 5% of the shares of Common Stock. This Fifth Amended Schedule 13D represents a final amendment to the Original Schedule 13D and constitutes an exit filing for Mr. Houston.

4 This percent of class figure is based on 409,630,935 shares of Common Stock outstanding as of April 23, 2021, as reported in the Issuer’s definitive proxy statement filed with the Securities and Exchange Commission on April 29, 2021.

5 Includes 650,000 shares held by T.B.D. MH Family Trust LLC, of which Mr. Houston is the sole member and has sole voting and dispositive power.

6 Includes 1,300,000 shares owned by Mr. Houston’s wife.

CUSIP No. 87968A104	Schedule 13D	Page 4 of 4

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date:	April 30, 2021	Signature:	/s/ Daniel Belhumeur

		Name:	Daniel Belhumeur under power of attorney by Martin Houston

Title: